UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

8676EP108

(CUSIP Number)

The Charles Bronfman Trust

c/o Laura Barone, Senior Trust Officer

Wilmington Trust Company

1100 North Market Street

Wilmington, Delaware 19890

(302) 651-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Jay Rubinstein, Esq. Withers Bergman LLP 157 Church Street P.O. Box 426 New Haven, CT 06502 (203) 789-1320	Steven Grossman, Esq. O’Melveny & Myers LLP 1999 Avenue of the Stars, Suite 700 Los Angeles, CA 90067 (310) 553-6700

March 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Charles Bronfman Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,810,906

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,810,906

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,810,906

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Based on 56,671,870 common shares of the issuer outstanding as of February 17, 2006 as reported on the Issuer’s Form 10-K for the fiscal year ended December 31, 2005, filed February 27, 2006. Percentage has been rounded off to the nearest 10th per Instruction (13) to the Form of Schedule 13D; actual percent of class represented by the amount in Row (11) is 4.96%.

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the Charles Bronfman Trust (the “Reporting Person”), to amend the Schedule 13D filed by the Reporting Person on January 7, 2004 (the “Schedule 13D”) and Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by the Reporting Person on March 23, 2006 with respect to the common shares, no par value (the “Common Shares”) of SunOpta Inc., a Canadian corporation (the “Issuer”).

Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)                    The Reporting Person beneficially owns 2,810,906 Common Shares, representing approximately 4.96% of the Issuer’s outstanding Common Shares, based on 56,671,870 Common Shares of the Issuer outstanding as of February 17, 2006 as reported on the Issuer’s Form 10-K for the fiscal year ended December 31, 2005, filed February 27, 2006.

(b)                   The Reporting Person has sole power to vote or to direct the vote and to dispose or to direct the disposition of all of the Common Shares it may be deemed to beneficially own.

(c)                    Information with respect to all transactions in the Common Shares by the Reporting Person or, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule I-A to the Schedule 13D, which were effected since the most recent filing on Schedule 13D, is set forth on Schedule I annexed hereto and incorporated by reference.

(d)                   None.

(e)                    As of March 29, 2006, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Common Shares.

Item 7.	Material to Be Filed as Exhibits
Exhibit A. Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust (incorporated herein by reference to Exhibit C to the Schedule 13D).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

THE CHARLES BRONFMAN TRUST

March 30, 2006
Date
/s/ Jay Rubinstein, Trustee
Signature
Jay Rubinstein, a Trustee, and as Attorney-in-Fact for the Wilmington Trust Company, a Trustee
Name/Title

SCHEDULE I

INFORMATION WITH RESPECT TO
TRANSACTIONS SINCE THE MOST RECENT FILING ON SCHEDULE 13D(1)

Date Sold	Number of Shares	Price per Share (2)

3/24/2006	80,000	$8.2500
3/27/2006	450,000	$8.4266
3/28/2006	75,000	$8.4067
3/29/2006	600,000	$8.2553

(1)                                  Unless otherwise indicated, all transactions were effected on the Nasdaq stock market.

(2)                                  Price before commission.

EXHIBIT INDEX

Exhibit A.                    Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust (incorporated herein by reference to Exhibit C to the Schedule 13D).